PAGE 1
                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.   20549


                                 FORM 11-K


                               ANNUAL REPORT


                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


                For The Fiscal Year Ended December 31, 1996

                          Commission File No. 1-996

                (A) Full title of the plan and the address
                  of the plan, if different from that of
                          the issuer named below:


                        GENERAL SIGNAL CORPORATION
                     SAVINGS AND STOCK OWNERSHIP PLAN


                         One High Ridge Park
                        Stamford, Connecticut 06904


                 (B) Name of issuer of the securities held
                   pursuant to the plan and the address
                    of its principal executive office:


                        GENERAL SIGNAL CORPORATION

                            One High Ridge Park
                        Stamford, Connecticut 06904



        PAGE 2

ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS.

      (a)   Financial Statements:                         Pages

            Report of Independent Auditors                   4
            Statements of Financial Condition as of
            December 31, 1996 and December 31, 1995        5-6
            Statements of Income and Changes in
            Participants' Equity for the years
            ended December 31, 1996, December
            31, 1995 and December 31, 1994                  7-9

            Notes to Financial Statements                   10-20
            All schedules are omitted as the required information is presented in the Financial
            Statements.


      (b)   Exhibits:

             4.1   General Signal Corporation Savings and Stock
                   Ownership Plan as amended and restated October
                   17, 1996 (filed herewith).
            23.1   Consent of Ernst & Young LLP (filed herewith).

                                          -2-




        PAGE 3

                                   SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                        GENERAL SIGNAL CORPORATION
                     SAVINGS AND STOCK OWNERSHIP PLAN



                   BY       /s/ Thomas A. Cunnane
                          Member of the Corporate
                               Benefits Committee



DATE:    May 6, 1997


                             -3-




        PAGE 4

                 REPORT OF INDEPENDENT AUDITORS




The Corporate Benefits Committee
General Signal Corporation

     We have audited the accompanying statements of financial condition of the General Signal Corporation Savings and Stock Ownership Plan as of
December 31, 1996 and 1995, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the General Signal Corporation Savings and Stock Ownership Plan at December 31, 1996 and 1995, and the results of its operations and changes in participants' equity for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the Statement of Financial Condition and Statement of Income and Changes in Participants' Equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                             /s/ Ernst & Young LLP





Stamford, Connecticut
April 2, 1997


                                          -4-




    PAGE 5

                 GENERAL SIGNAL CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
                   Statement of Financial Condition With Fund Information
                                       December 31, 1996
Assets                                     Fidelity     Fixed Income    General Signal    S&P
                                           Puritan      Fund            Common Stock      500 Equity
                                           Fund                         Fund              Index Fund     Total



Investments, at market:
  General Signal Corporation Common Stock,
  2,572,296 shares (cost $79,425,546)                                    $109,971,981               $109,971,981
  Bankers Trust S&P 500 Equity Index Fund,
  23,423 shares (cost $24,730,840)                                                     $39,826,805    39,826,805
  Fidelity Puritan Fund
  2,557,239 shares(cost $40,813,615)       $44,086,808                                                44,086,808
  Guaranteed interest contracts                        $70,896,806                                    70,896,806

Dividends and interest receivable                          436,391                 294           2       436,687

Cash and Short Term Investments                  2,396   5,548,035                   1           2     5,550,434

Contributions receivable:
  Employee                                         0        37,693          1,162,076       527,110    1,726,879

Employer                                           0             0            880,077            0       880,077

Participant Loans                              542,665       998,152        1,450,190       554,287    3,545,294

Other assets                                    27,456        27,567           59,146 	      24,638      138,807


TOTAL ASSETS                               $44,659,325   $77,944,644     $113,523,765   $40,932,844 $277,060,578

Liabilities and Participants' Equity

Liabilities:

  Advances from General Signal                $70,000	      $490,000           $718,456       $80,000   $1,358,456

  Due to/(from) other funds                    48,367       (304,054)         1,879,584    (1,623,897)          0
  Other liabilities                                           12,500                            6,000       18,500

Participants' equity                       44,540,958     77,746,198        110,925,723    42,470,743  275,683,622

  TOTAL LIABILITIES &
  PARTICIPANTS' EQUITY:                   $44,659,325    $77,944,644       $113,523,765   $40,932,844 $277,060,578

See accompanying notes to financial statements.



                                          								-5-
^L
        PAGE 6

                  GENERAL SIGNAL CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
                   		Statement of Financial Condition With Fund Information
                                       December 31, 1995
Assets                                     Fidelity     Fixed Income    General Signal    S&P
                                           Puritan      Fund            Common Stock      500 Equity
                                           Fund                         Fund              Index Fund     Total



Investments, at market:
  General Signal Corporation Common Stock,
  2,426,368 shares (cost $69,613,867)                                    $78,553,664                     $78,553,664
  Bankers Trust S&P 500 Equity Index Fund,
  19,939 shares (cost $15,603,559)                                                        $26,946,057    $26,946,057
  Fidelity Puritan Fund
  2,063,601 shares(cost $31,748,455)       $35,101,848                                                   $35,101,848
  Guaranteed interest contracts                         $75,879,578                                      $75,879,578

Dividends and interest receivable                           358,774                                 2        358,776

Cash and Short Term Investments                          11,391,890              11                       11,391,901

Contributions receivable:
  Employee                                     180,315      504,711         838,731           138,517      1,662,274
  Employer                                                                  827,119                          827,119

Participant Loans                              443,389    1,087,170       1,050,148           357,590      2,938,297

Other assets                                    14,233       36,954          29,089            10,224         90,500

      TOTAL ASSETS                         $35,739,785  $89,259,077     $81,298,762       $27,452,390    $233,750,014

Liabilities and Participants' Equity

Liabilities:

  Advances from General Signal                 $70,000     $490,000         $677,463          $80,000      $1,317,463

  Due to/(from) other funds                    608,521    2,259,077       (2,158,305)        (709,293)
  Other liabilities                                          12,500                             7,346          19,846

Participants' equity                        35,061,264   86,497,500       82,779,604       28,074,337     232,412,705

  TOTAL LIABILITIES &
  PARTICIPANTS' EQUITY:                    $35,739,785  $89,259,077      $81,298,762      $27,452,390    $233,750,014


See accompanying notes to financial statements.
                                                        -6-


        PAGE 7

             GENERAL SIGNAL CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
 		Statement of Income and Changes in Participants' Equity With Fund Information
                For the fiscal year ended December 31, 1996
                                        Fidelity       Fixed Income        General Signal   S&P
                                        Puritan        Fund                Common Stock     500 Equity
                                        Fund                               Fund             Fund          Total

Investment Income:
  Interest                                $276          $5,280,963             $12,121          $503       $5,293,863
  Dividend                           2,144,554                   0           2,443,918            64        4,588,536
  Realized gain on
     investments                     3,846,329                   0           5,195,355     3,556,755       12,598,439

Increase/(decrease) in unrealized
  appreciation                         (80,201)                938          21,606,637     3,753,467       25,280,841


                                     5,910,958           5,281,901          29,258,031     7,310,789       47,761,679

Contributions
  Participating employees            4,058,410           6,397,715           8,381,679     3,287,338       22,125,142
  Employer net of forfeitures                0                   0          10,594,878             0       10,594,878

                                     4,058,410           6,397,715          18,976,557     3,287,338       32,720,020

Interfund transfers                  2,318,410          (4,552,611)         (5,145,065)    7,379,266                0

Withdrawals by participating employees
                                    (7,640,106)        (22,608,541)        (17,428,927)   (7,570,600)     (55,248,174)

Loans to participants                  (176,274)           (566,565)           (622,693)     (153,611)      (1,519,143)
Loan repayments                         355,865             598,955             743,271       330,550        2,028,641
Assets transferred from prior trustee 4,652,431           6,763,702           2,364,945     3,839,348       17,620,426

Expenses                                      0             (65,858)                  0       (26,674)         (92,532)

Net changes in participants' equity   9,479,694         (8,751,302)         28,146,119    14,396,406       43,270,917

Participants' equity,
              December 31, 1995       35,061,264         86,497,500          82,779,604     28,074,337     232,412,705

Participants' equity,
              December 31, 1996      $44,540,958        S77,746,198        $110,925,723    $42,470,743    $275,683,622



See accompanying notes to financial statements.
                                                    -7-


        PAGE 8

                    	GENERAL SIGNAL CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
 		                   Statement of Income and Changes in Participants' Equity With Fund Information
                                  For the fiscal year ended December 31, 1995
                                        Fidelity       Fixed Income        General Signal   S&P
                                        Puritan        Fund                Common Stock     500 Equity
                                        Fund                               Fund             Fund          Total

Investment Income:
  Interest                                       11      5,327,274               4,242               38      5,331,565
  Dividend                                  975,538                          2,314,126               39      3,289,703
  Realized gain on
     investments                          1,154,228                          3,471,643        1,618,539      6,244,410
  Increase/(decrease) in unrealized
  appreciation                            4,157,194                         (2,303,225)       5,530,496      7,384,465


                                          6,286,971      5,327,274           3,486,786        7,149,112     22,250,143

Contributions
  Participating employees                 3,784,557      6,653,520           6,914,094        2,617,929     19,970,100
  Employer net of forfeitures                                                8,928,494                       8,928,494

                                          3,784,557      6,653,520          15,842,588        2,617,929     28,898,594

Interfund transfers                        (370,902)    (1,721,086)           (973,445)       3,065,433

Withdrawals by participating employees
                                         (5,252,154)   (18,335,754)        (13,262,347)      (4,673,286)   (41,523,541)

Loans to participants                        18,078         75,312            (221,073)          47,008        (80,675)
Loan repayments                             277,569        795,395             516,836          174,388      1,764,188

Assets transferred from prior trustee       693,086      1,537,697             661,910          542,341      3,435,034

Expenses                                                   (82,690)                             (19,500)      (102,190)

 Net changes in participants' equity      5,437,205     (5,750,332)          6,051,255        8,903,425     14,641,553

Participants' equity,
              December 31, 1994          29,624,059     92,247,832          76,728,349       19,170,912

Participants' equity,
              December 31, 1995         $35,061,264    $86,497,500         $82,779,604      $28,074,337   $232,412,705


See accompanying notes to financial statements.
                                                    -8-


 PAGE 9

             GENERAL SIGNAL CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
 Statement of Income and Changes in Participants' Equity With Fund Information
                For the fiscal year ended December 31, 1994
                                        Fidelity       Fixed Income        General Signal         S&P
                                         Puritan               Fund          Common Stock  500 Equity
                                            Fund                                     Fund        Fund     Total
Investment Income:
  Interest                              $       894    $5,986,522          $    20,204     $     1,674    $  6,009,294
  Dividends                                 965,668             0            2,001,658             726       2,968,052
  Realized gain/(loss) on investments
  (note 4)                                1,597,759             0            1,901,098       1,325,642       4,824,499
  Increase/(decrease) in unrealized
  appreciation (note 5)                  (1,960,366)            0           (7,841,479)     (1,064,209)    (10,866,054)


                                        $   603,955    $5,986,522          ($3,918,519)    $   263,833    $  2,935,791

Contributions (notes 2 and 3):
  Participating employees               $ 3,231,089    $6,960,562         $ 6,166,398      $ 2,174,340    $ 18,532,389
  Employer-net of forfeitures
  of $222,223                                     0             0           8,595,584                0       8,595,584

                                        $ 3,231,089    $6,960,562        $14,761,982       $ 2,174,340    $ 27,127,973

Interfund transfers                       3,082,277    (2,204,418)           667,793        (1,545,652)              0

Withdrawals by participating employees
  (note 2)                               (5,281,196)  (16,700,377)        (9,106,128)       (2,745,174)     (33,832,875)

Loans to participants (note 2)             (171,231)     (687,732)          (285,671)         (167,600)      (1,312,234)
Loan repayments                             253,933       516,232            446,546           159,654        1,376,365

Assets transferred from prior trustee                                                                                 0
Assets transferred to successor trustee                                                                               0

Expenses                                          0       (72,818)                 0           (28,915)        (101,733)
  Net changes in participants' equity   $ 1,718,827   ($6,202,029)       $ 2,566,003       ($1,889,514)     ($3,806,713)

Participants' equity, December 31, 1993 $27,905,232    98,449,861        $74,162,346        21,060,426      221,577,865

Participants' equity, December 31, 1994 $29,624,059   $92,247,832        $76,728,349       $19,170,912     $217,771,152

See accompanying notes to financial statements.





       PAGE 10

                                         GENERAL SIGNAL CORPORATION
                                     SAVINGS AND STOCK OWNERSHIP PLAN

                                     Notes to Financial Statements

1.   Summary of Significant Accounting Policies

     Investments

     The market values of equity securities owned by the General Signal Corporation Savings and Stock Ownership Plan (the "Plan") are based upon the closing market quotation on December 31 of the respective plan year. Gains and losses from the distribution and disposition of equity securities are determined based upon the average cost of the applicable securities.

     The investments of the fixed income fund are currently invested in investment contracts issued by various insurance companies and banks, as well as in U. S. Government mortgage-backed securities. These investments are valued at historical costs. (see note 2)

Basis of Accounting

     The financial statements have been prepared on the accrual basis of accounting.

Withdrawals and Loans

     Withdrawals and loans are payable as of the Valuation Date (March 31, June 30, September 30 or December 31) for all withdrawal and loan requests received at least 15 days prior to the Valuation Date (see note 2).

Use of Estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Plan Description

     The purpose of the Plan is to encourage employees to make and continue careers with the Employer by providing eligible employees with a vehicle to save part of their income on a regular and long term tax-deferred basis, to strengthen their interest in General Signal Corporation ("Corporation") and its profitability by the investment of Employer contributions in Corporation Common Stock, and to provide a supplemental source of retirement income. As used in the Plan, the term "Employer" means the Corporation and any other organization which is designated by appropriate action of the Corporation's Human Resources Officer as a participating employer under the Plan, and which adopts the Plan by appropriate action of its board of directors or other governing body, as applicable.


                                -10-

PAGE 11


     The Plan is an individual account plan under which a participant's benefits are based on amounts contributed to the Plan by the participant and by the Employer on his behalf, as adjusted by income, expenses, gains and losses which may be allocated to such participant's accounts under the Plan.

     The Plan is intended to comply with the provisions of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended and that as a result the fiduciaries of the Plan may be relieved of liability for any losses which result from the investment instructions given by a participant.

     Tax Deferred and Taxed Contributions - Each employee who elects to participate in the Plan (a "Member") may elect to have his Employer make contributions to the Plan on his behalf from such Member's total earnings paid by an Employer ("Compensation") by a periodic payroll reduction in an amount equal to at least 3% but not more than 17% of his Compensation (in whole percentages), as determined by the Member ("Tax Deferred Contributions").

     A Member may also elect to make contributions to the Plan on an after-tax basis ("Taxed Contributions") from his Compensation by periodic payroll deduction in an amount not to exceed 10% of his Compensation (in whole percentages), subject to a minimum of 3% of Compensation for a Member who has not elected any Tax Deferred Contributions. The aggregate percentage of Tax Deferred Contributions and Taxed Contributions may not exceed 17% of the Member's Compensation for any period. Tax Deferred Contributions and Taxed Contributions will hereinafter be collectively referred to as "Member Elected Contributions".

     A Member's Tax Deferred Contributions may not exceed $7,000 (subject to cost-of-living adjustment- $9,500 for 1996 and 1997) for any calendar year.
To the extent an election of Tax Deferred Contributions would exceed this limitation for any Member, it shall automatically be treated as an election of Taxed Contributions (subject to the 10% limitation on Taxed Contributions).

     A Member may discontinue or change his rate of Member Elected Contributions as of any quarterly Enrollment Date on at least 15 days prior written notice to his Employer. A Member may not have discontinued contributions made up, but may resume having contributions made on his behalf as of any quarterly Enrollment Date by filing the appropriate enrollment application.

                                -11-





    PAGE 12


     Matching Contributions - On behalf of each Member in its employ who has completed one year of Continuous Employment and is having Tax Deferred Contributions made to this Plan or has contributed Tax Deferred Contributions on a year to date basis equal to 3% of his Compensation for the entire Plan Year, each Employer will make matching contributions ("Matching Contributions")to the Plan for each month, out of current or accumulated earnings and profits, equal to either 4% of each such Member's Compensation if such Member elected to invest at least 3% of such Member's Compensation for such period in the Company Stock Fund or 3% of each such Member's Compensation if such Member did not elect to invest at least 3% of such Member's Compensation for such period in the Company Stock Fund, less any amount of forfeitures then to be applied to reduce such Matching Contributions.

     The portion of the Plan consisting of Matching Contributions (and any income, expenses, gains and losses allocable thereto) is intended to constitute a stock bonus plan under Section 401(a) of the Code which qualifies as an Employee Stock Ownership Plan ("ESOP") under Section 4975(e)(7) of the Internal Revenue Code (the "Code"). Accordingly, Matching Contributions shall be invested in Corporation Common Stock but may be held in investments of a short-term nature pending investment in Corporation Common Stock. Certain additional provisions set forth in the Plan will apply if the Plan incurs an "Acquisition Loan" to acquire shares of Corporation Common Stock.

     Member Elected Contributions and Matching Contributions are paid monthly to The Chase Manhattan Bank, the "Trustee"). The Member Elected
Contributions will be invested in one or more Investment Funds which are made available from time to time by the Corporation's Investment Committee for such purpose as selected by the Member in 25% increments; provided, however, that if the Member elects to invest 3% of such Member's Compensation in the Company Stock Fund, the applicable 25% increments shall apply to any additional Member Elected Contributions. The current Investment Funds available are as follows:

     (A) Fidelity Puritan Fund - The Fidelity Puritan Fund is primarily an income fund with a secondary emphasis on growth. The fund's investment emphasis is on producing income while preserving the capital of its investors. However, since the portfolio is comprised of common and preferred stocks, as well as bonds, the fund may also obtain growth of capital. The Fidelity Puritan Fund is a mutual fund managed by Fidelity Management & Research Company.
                                      -12-

        PAGE 13

     (B) Fixed Income Fund - The purpose of the Fixed Income Fund is to provide a way to achieve steady income with Member Elected Contributions. As of August 6, 1992, this fund is managed by T. Rowe Price Stable Asset Management, Inc. Due to the size of assets managed and experience in managing similar funds, T. Rowe Price Stable Asset Management, Inc. is able to obtain competitive rates on a daily basis, thoroughly research and monitor the credit quality of the issuers and provide adequate liquidity and diversification of the portfolio. The fund is currently invested in investment contracts issued by various insurance companies and banks, as well as in U.S. Government mortgage-backed securities. These investments are typically unsecured contractual obligations under which the issuer agrees to repay principal and accrued interest over a specified period of time. The terms, interest rates and the duration of the investment contracts will vary from time to time depending on the terms negotiated and on prevailing interest rates. The interest rate earned by Members is a composite reflecting the weighted average of all investments in the Fixed Income Fund, and it changes daily. While the contracts provide for the return of principal and an effective rate of interest for a specified period of time, the Corporation has no control over the investment policies or fund management of the institutions and can assume no responsibility for any losses a Member may experience by investing in the Fixed Income Fund. Therefore, the creditworthiness of each issuer should be considered in the evaluation of this fund.

     The Plan has investments in guaranteed interest contracts with the following companies at December 31, 1996 and December 31, 1995:

                               December 31,       December 31,
                               1996               1995


Canada Life                    $6,313,029	        $6,319,279
John Hancock Ins. Co.           5,875,869          5,570,332
Metropolitan Life               2,845,391          5,335,324
Mutual Benefit Life            23,745,391         22,781,406
New York Life                   7,412,346          3,143,465
Principal Mutual Life
  Insurance Company             7,359,088          7,238,862
Protective Life Insurance       4,985,154                  0
Provident National              4,414,197          4,146,284
Prudential Insurance Co.
  of America                                       5,693,103
State Mutual Companies                             5,306,127
T Rowe Price Stable Value Fund  4,250,159                  0
Union Bank of Switzerland       3,696,182         10,345,396

Total Contracts               $70,896,806        $75,879,578

     The guaranteed investment contracts ("GICS") held by the Plan are fully benefit-responsive and as such have been recorded at their contract value on the face of the financial statements in accordance with Statement of Position ("SOP") 94-4. The average yield for these GICS for the years ended December 31,1996 and 1995 was 6.25% and 6.60%, respectively. The crediting interest rates for the GICS ranged from 5.10% to 7.49% and 5.1% to 8.85% at December 31, 1996 and 1995, respectively. Based upon the GIC interest rates available at December 31,1996, the fair value of the investment contracts is approximately $70,635,775 at that date. The Plan's intention is to hold the GIC's until maturity and to make withdrawals from them only to pay benefits in the normal course of operations of the Plan. The difference between the fair value and contract value is not allocable to individual participants.



                                -13-




        PAGE 14


     (C) Company Stock Fund - The Company Stock Fund is available for employees who choose to invest in shares of the Corporation Common
Stock. The purpose of this fund is to provide employees the opportunity to invest directly in the Corporation and share in its future. Member Elected Contributions and dividends will be invested in whole and fractional shares of Corporation Common Stock. Shares will be purchased on the open market or directly from the Corporation out of its treasury shares at the fair market value of the stock under the direction of the Trustee.

     (D) S&P 500 Equity Index Fund - The assets of the S&P 500 Equity Index Fund are invested in a Standard & Poor's 500 Equity Index Fund managed by Bankers Trust Company. The objective of the fund is to provide investment results which approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

     The Trustee or the investment manager, as the case may be, may in its discretion temporarily invest any part of any Fund in selected short-term investments either through direct investment or through the medium of a commingled fund or funds. Amounts held in the Trust from time to time pending investment in the applicable investment fund, or pending payment of a withdrawal or distribution may be held by the Trustee uninvested or may be invested in short-term instruments at the direction of the Corporation.

     Upon 15 days advance written notice, a participating employee may on the applicable January 1, April 1, July 1, or October 1, change the allocation of his future contributions, and may elect to transfer his Member Elected Contributions from one investment fund to another. Employer contributions are invested in General Signal Common Stock; provided, however that a Member may transfer part or all of the balance of his Matching Contribution Account which represents the amount of the company matching contributions previously made to either the Best Power Technology, Inc. Retirement Investment Plan and Trust or the Retirement Savings Plan for Employees of Data Switch Corporation to another investment fund. Once an employee attains age 55 and has completed five years of continuous employment, he may transfer Matching Contributions to the three other investment funds.

     The number of participants in each investment fund at December 31, 1996 was as follows:

          Fidelity Puritan Fund -        3,843
          Fixed Income Fund -            4,745
          Company Stock Fund-            8,262
          S&P 500 Equity Index Fund -    3,773

                                       -14-




         PAGE 15

Withdrawals are provided for in the following order:

     Under certain circumstances (as described below), a Member may make withdrawals from his Accounts while he is still an employee. Each Member is entitled to two withdrawal requests during any calendar year. All withdrawals must be made as of the Valuation Date which follows by at least 15 days the date on which the Corporate Benefits Committee receives notice of the withdrawal request. Payment to a Member will occur approximately 6 weeks after the Valuation Date. No investment experience will be applied to the withdrawal after the Valuation Date.

     Withdrawals made prior to termination of employment with the Employer will be charged (i) first, to the Member's Taxed Contribution Account; (ii) second, the Member's Matured Stock Account (vested portion of Matching Contributions), provided that withdrawal of amounts attributable to Matching Contributions made less than 24 months prior to the effective date of the withdrawal may not be made by one who has not been a Member for at least 60 months prior to that effective date; (iii) third, to the Member's
Tax Deferred Contribution Account if the withdrawal is after such Member has attained age 59 and 1/2 without proof of hardship; and (iv) fourth, to the Member's Tax Deferred Contribution Account but only if the withdrawal is on account of hardship and is approved by the Corporate Benefits Committee. However, only the amount of the Tax Deferred Contributions (but no earnings thereon) may be included in a hardship withdrawal on or after January 1, 1989. The withdrawal may be authorized only to the extent necessary to satisfy the hardship.

     In addition, pursuant to rules and regulations established by the Board, a Member may obtain a loan from the Plan which shall be charged against such Member's Accounts. The amount of such a loan may not in the aggregate exceed the balance in the Member's Accounts exclusive of amounts attributable to Matching Contributions made on his behalf (whether vested or unvested).
The Board shall prescribe the interest rate charged on loans, the maximum loan term, the minimum and maximum amounts of loans, the security for loans (which shall include the value of a Member's Accounts), the method and timing of repayment and other requirements as it shall deem appropriate, subject to Internal Revenue Code and Department of Labor regulations. Loans shall be available to all Members on a non-discriminatory basis.

     Upon a Member's termination of service by reason of retirement, after completion of at least five years of continuous employment, disability or death, the balance of his Accounts will be distributed to him (or in the case of his death, to his beneficiary) as soon as practicable following the Valuation Date coincident with or next following such termination of service.

                                      -15-




        Page 16

     Other Termination of Employment - If a Member terminates employment with the Employer for any reason other than death, disability or retirement, and prior to completion of five years of continuous employment, he must elect either:

     (A) to make one last in-service withdrawal of all or part of his Taxed Contribution Account and his Matured Stock Account and to leave the balance of his Accounts in the Plan until his rights to all Matching Contributions have become nonforfeitable;

     (B) to receive the value of all of his Accounts (other than his Matching Contribution Account), and to forfeit his unvested Matching Contribution Account subject to the Member's right to restore such forfeited amount in accordance with the Plan; or

     (C) to defer receipt of all amounts until his rights to all Matching Contributions credited to his Matching Contribution Account on the date of his termination of employment become nonforfeitable.

     A Member electing to defer receipt of his Accounts at termination under
(A) or (C) above may nevertheless elect at some subsequent date, before all Matching Contributions have become nonforfeitable, to receive the value of all his Accounts together with all Matching Contributions which at that date have become nonforfeitable in accordance with (B) above.

     If the amount credited to a Member's Accounts exceeds $3,500, the distribution will not commence prior to the Member's attainment of age 62 unless the Member consents to the distribution.

     If a Member's employment with the Employer terminates and he is not reemployed before incurring five consecutive one-year breaks in service, the balance of his Matching Contributions Account will be forfeited as of December 31 of the calendar year in which occurs the fifth such consecutive one-year break in service. Amounts forfeited on account of termination of employment prior to vesting will be applied, as soon as practicable, to reduce the Employer's Matching Contributions to the Plan.

                                      -16-



        Page 17

3.  Vesting Rights of Members

     The portion of a Member's account which consists of his contributions and the net investment income allocated thereto is 100% vested at all times. The portion of a Member's account which consists of Matching Contributions and the net investment income allocated thereto becomes vested after an employee completes 5 years of continuous employment, attains age 55 and terminates employment, becomes disabled or dies or after the end of the third full calendar year following the calendar year for which such contributions were made. Members will be fully vested in the event the Plan is terminated.


4.  Realized Gain on Sales of Investments

                                  YEAR ENDED DECEMBER 31

                               1996            1995          1994
Fidelity Puritan Fund
Proceeds received on sales  $12,678,466      $5,837,245    $7,077,267
Cost of shares sold           8,832,137       4,683,017     5,499,508

Realized gain                $3,846,329      $1,154,228     1,597,759

General Signal Common Stock
Proceeds received on sales   $38,229,643    $16,937,395    $8,531,760
Cost of shares sold           33,034,288     13,465,752     6,630,662

Realized gain                 $5,195,355     $3,471,643    $1,901,098

S&P 500 Equity Index Fund
Proceeds received on sales   $12,015,707     $4,250,167    $5,500,642
Cost of shares sold            8,458,952      2,631,628     4,175,128

Realized gain                 $3,556,755     $1,618,539    $1,325,642

Total realized gain          $12,598,439     $6,244,410    $4,824,499


                                -17-



        PAGE 18


5.  Unrealized Appreciation (Depreciation) of Investments

                                        YEAR ENDED DECEMBER 31

                                       1996          1995         1994


    Fidelity Puritan Fund
    Unrealized appreciation
    (depreciation)
    at:  Beginning of fiscal year  $3,353,393      ($803,801)  $1,156,565
         End of fiscal year         3,273,192      3,353,393     (803,801)

         Increase/(decrease)         ($80,201)    $4,157,194  ($1,960,366)

    General Signal Common Stock
    Unrealized appreciation
    (depreciation)
    at:  Beginning of fiscal year  $8,939,797   $11,243,022   $19,084,501
         End of fiscal year        30,546,434     8,939,797    11,243,022

         Increase/(decrease)      $21,606,637   ($2,303,225)  ($7,841,479)


    S&P 500 Equity Index Fund
    Unrealized appreciation
    (depreciation)
    at:  Beginning of fiscal year $11,342,498    $5,812,002    $6,876,211
         End of fiscal year        15,095,964    11,342,498   ($5,812,002)

         Increase/(decrease)       $3,753,467    $5,530,496   ($1,064,209)

Total unrealized appreciation/
(depreciation)                    $25,279,903    $7,384,465  ($10,866,054)



                                    -18-

        PAGE 19


6.  Federal Income Taxes

     The Plan has secured a favorable determination as a qualified plan under
Section 401(a) of the Code and that the Trust created under the Plan is exempt from Federal income tax under Section 501(a) of the Code. The participating employees are not subject to Federal Income Tax on investment income or on the Tax Deferred Contributions and Matching Contributions until such funds are distributed from the Plan.


7.  Administrative Costs

     All costs of administering the Plan are borne by the Corporation on behalf of the Plan; provided, however, that on and after April 1, 1991, that all investment expenses related to each applicable investment fund will be paid pro rata from the accounts of each Member's share of such investment fund.

8.  Investment in Mutual Benefit Life Insurance Company
    Guaranteed Investment Contract

     In 1991, the Plan entered into a Guaranteed Investment Contract ("GIC") with Mutual Benefit Life Insurance Company (Mutual Benefit). The GIC was scheduled to begin payouts of interest on March 1, 1992 and was to mature in three installments (September 1993, March 1994 and September 1994).

     On July 16, 1991, Mutual Benefit was placed in rehabilitory conservatorship by a New Jersey state court, which resulted in a freeze on withdrawals. This resulted from Mutual Benefit's request to the New Jersey State Insurance Commissioner to place the company in a "rehabilitation" status following unusually large and unexpected demands for cash withdrawals. Mutual Benefit requested this action to protect its assets from the continued drain of these withdrawals. Mutual Benefit has continued to make regular payments to policy-holders and to pay death benefits. However, group annuity payments, which included the Plan's GIC, were temporarily suspended.

                                        -19-



      Page 20

     On January 28, 1994, the Superior Court of New Jersey issued an order approving the final Plan of Rehabilitation for Mutual Benefit. Each contract has been restructured and transferred to MBL Life Assurance Corporation. The rehabilitation plan allowed contractholders to elect to receive their contract value less a 45% penalty in 1994 or their contract value plus interest (at a rate which will depend on the performance of underlying assets) over a five year period beginning in the year 2000. In addition, Mutual Benefit may defer distribution of the contract value for an additional seven years if necessary to satisfy obligations to all contractholders.
Since the rehabilitation plan provides for the payment of 100% of the principal amount of the contract and the plan sponsor has selected the option to continue to hold the contract to maturity ("opt-in"), the contract is recorded at 100% of its contract value in the financial statements.

9.  Assets Transferred from Prior Trustee

    During 1996, assets amounting to $17,620,426 were transferred to the Plan from the Best Power Technology, Inc. Retirement Investment Plan and Trust and the Retirement Savings Plan for Employees of Data Swith Corporation.
During 1995, assets amounting to $3,435,034 were transferred to the Plan from the Fairbanks Morse Pump Corporation Profit Sharing Plan and Trust.

10.  Amendment

   The Plan was amended effective as of October 17, 1996 to allocate certain responsibility which previously had been the responsibility of the Corporate Pension Board of the Corporation, to the Corporate Benefits Committee, the Investment Committee and management.

   The Corporate Benefits Committee is generally responsible for the administration, interpretation and compliance requirements under the applicable laws pertaining to the Plan and is the "name fiduciary" for administration of the Plan. The Corporate Benefits Committee consists of at least three members who are appointed by the Personnel and Compensation Committee of the Board of Directors.

	The Investment Committee is generally responsible for all assets of the Plan and is the "named fiduciary" for all assets of the Plan. The Investment Committee consists of at least three members who are appointed by the Finance Committee of the Board of Directors.

11.  Withdrawn Participants

     At December 31, 1996 and 1995, participants equity includes $10.6 million and $9.0 million, respectively, to be distributed in the subsequent year to participants withdrawing from the Plan.

                                      -20-